SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2008

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒       Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No    ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on (i) December 2, 2008, and (ii) December 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: December 31, 2008	By /s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS RECEIVES TOOLING ORDER FROM JAPANESE ODM/OEM
TO PRODUCE METAL COMPONENTS

-- Components Designed for Personal Mobile Terminal Product --

HONG KONG – December 2, 2008 -- Highway Holdings Limited (NasdaqCM:HIHO) today announced it has received a tooling order from UMC Electronics Co., Ltd. which will be used to produce several metal components for a new Windows CE-based personal mobile terminal product sold by a leading Japanese electronic products manufacturer.

Based on UMC’s non-binding annual forecasts, Highway Holding expects its business with UMC, a current customer, will increase by approximately 30 percent to $1.5 million.

“We are gratified by UMC’s confidence in our capabilities and quality and look forward to additional opportunities to work together,” said Roland Kohl, president and chief executive officer of Highway Holdings.

“Our ongoing success in securing additional business from well-recognized global customers is  particularly gratifying during these challenging economic times.  Despite the current global economic  situation, we are confident in our continued success and potential to gain additional business across a variety of product lines from existing and new customers,” Kohl added.

About UMC

Based in Saitama, Japan, UMC Electronics Co., Ltd is a privately held electronics manufacturing company with annual revenues of approximately $800 million.  It serves numerous leading Japanese electronic manufacturers, providing ODM and/OEM services.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS ANNOUNCES INSIDER SHARE PURCHASES

HONG KONG – December 22, 2008 -- Highway Holdings Limited (NasdaqCM:HIHO) today announced Roland Kohl, the company’s president and chief executive officer, and Dirk Hermann, a member of its board of directors, recently purchased 40,000 and 93,500 shares, respectively, in the open market. The transactions were executed during an open window trading period subsequent to issuing the company’s fiscal 2009 second quarter financial results on November 3, 2008.

Highway Holdings is a foreign private issuer and, accordingly, its officers and directors are not required to submit SEC filings concerning their purchases as are U.S.-based companies under Section 16(a) of the Securities Act of 1934.

“The share purchases underscore management’s confidence in the company’s growth potential and the recognition that market conditions have created a unique opportunity to acquire shares below book value,” said Roland Kohl.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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